Coloplast

Ostomy care
Urology & Continence care
Wound & Skin care

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

8 March 2010
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

SUPPL





10015463

Gunilla Jensen
Coordinator

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed 2 announcements and 1 Investor Service announcement to Nasdaq OMX Copenhagen.

Yours sincerely,
Coloplast A/S



Gunilla Jensen
Investor Relations

Encl.



Coloplast

Ostomy Care
Urology & Continence Care
Wound & Skin Care

Announcement 22 february 2010

Coloplast – transactions in connection with share buy-back programme

As informed in Announcement No. 2/2010 the shareholders in general meeting in December 2009 authorised Coloplast to establish a share buy-back programme of up to DKK 1bn during 2010 and 2011. The first part of DKK 500m will be exercised in the period from 15 February 2010 to 30 September 2010.

Under the programme the following transactions have been executed during the period 15-19 February 2010:

Date	Number of shares	Average buying price	Amount DKK
15.2.2010	5,320	586.81	3,121,829.20
16.2.2010	5,307	599.48	3,181,440.36
17.2.2010	4,100	605.05	2,480,705.00
18.2.2010	2,700	605.76	1,635,552.00
19.2.2010	11,428	605.57	6,920,453.96
Accumulated until now under the programme	**28,855**		**17,339,980.52**

Henceforth, Coloplast owns 2,073.250 own B shares of DKK 5 equal to 4.61% of the company's total share capital.

Share buy-back in the amount of DKK 482,660,019.48 remains under the first part of the programme.

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

Investor Relations
Tel. +45 4911 1301
Fax +45 4911 1555
www.coloplast.com

CVR No.
69749917

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1700

Ian S.E. Christensen
Director of Investor Relations
Tel. +45 4911 1800/+45 4911 1301
Email: dkisec@coloplast.com

Press and the media

Morten Sørensen
Media Relations Manager
Tel. +45 4911 2632
Email: dkmoso@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare.

Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.

Announcement 5 March 2010

Coloplast – transactions in connection with share buy-back programme

As informed in Announcement No. 2/2010 the shareholders in general meeting in December 2009 authorised Coloplast to establish a share buy-back programme of up to DKK 1bn during 2010 and 2011. The first part of DKK 500m will be exercised in the period from 15 February 2010 to 30 September 2010.

Under the programme the following transactions have been executed during the period 22-26 February 2010:

Date	Number of shares	Average buying price	Amount DKK
22.2.2010	6,008	602.38	3,619,099.04
23.2.2010	5,400	604.86	3,266,244.00
24.2.2010	0	0.00	0.00
25.2.2010	18,450	620.53	11,448,778.50
26.2.2010	9,563	621.33	5,941,778.79
Accumulated until now under the programme	**68,276**	**609.52**	**41,615,880.85**

Henceforth, Coloplast owns 2,112,671 own B shares of DKK 5 equal to 4.69% of the company's total share capital.

Share buy-back in the amount of DKK 458,384,119.15 remains under the first part of the programme.

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

Investor Relations
Tel. +45 4911 1301
Fax +45 4911 1555
www.coloplast.com

CVR No.
69749917

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1700

Ian S.E. Christensen
Director of Investor Relations
Tel. +45 4911 1800/+45 4911 1301
Email: dkisec@coloplast.com

Press and the media

Morten Sørensen
Media Relations Manager
Tel. +45 4911 2632
Email: dkmoso@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare.

Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.



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Coloplast

Coloplast A/S - Investor News

Corporate responsibility report published

See attached PDF.

Vedhæftede filer:

4.3.10coloplast_cr_report_final.pdf

Tilbage

Coloplast

Corporate responsibility report

March 2010



Word from management

A question frequently asked in 2009 was whether companies were scaling down on corporate responsibility in the light of the economic crisis. This question views corporate responsibility as a luxury which can only be afforded in good times. That's not the way we see it at Coloplast.

2009 was a year of hard work for our company. While we were only modestly affected by the world economic crisis, we strongly needed to make the company more profitable and competitive after years of declining margins. Key words have been cutting cost and simplifying the organisation.

At no time has scaling down corporate responsibility been part of the discussion - quite the contrary: Simplification and improving efficiency have in several ways made us a more responsible company, while lifting turnover by 6%. For example, we've reduced our emissions of CO_2 by 4%, we generate less waste, we have reduced injuries and repetitive work significantly and we are becoming more transparent.

An unfortunate but necessary part of increasing efficiency has been layoffs. Since the financial year 2008/09 we have said goodbye to over 700 people worldwide, while creating a turnover that was DKK 300 million larger than the year before. Two of our core values – respect and responsibility – have guided us through this unpleasant part of the journey. We've strived to carry out the layoffs in the most responsible way. In Denmark, for example, redundant employees were given extended notice, additional severance pay, support for outplacement services and in some cases funding for education.

The Corporate responsibility report marks a new step for Coloplast. Working systematically with corporate responsibility for more than a decade, we now feel ready to tell the world more about it. From now on, the way we do business will be more transparent, to make it easier to evaluate our progress.



Lars Rasmussen
President
CEO



Lene Skole
Executive Vice President
CFO

Coloplast at a glance

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare.

Our business includes Ostomy Care, Urology & Continence Care, and Wound & Skin Care. We market and sell our products globally, and in most markets local healthcare authorities provide reimbursement for our products.

Coloplast supplies products to hospitals and institutions as well as wholesalers and retailers. In selected markets, Coloplast is a direct supplier to consumers (homecare).

We operate globally with sales subsidiaries in our principal markets and production facilities in Denmark, Hungary, USA, China and France. We employ more than 7,000 people.

Our three business areas

- Ostomy care products are for people whose intestinal outlet has been rerouted through the abdominal wall.
- Urology is the diagnosis and treatment of medical issues related to the urinary system and the male reproductive system. Continence care is about helping people manage their bowel and bladder conditions.
- Wound care is used for treatment of difficult-to-heal wounds while skin care products are used for prevention and treatment of damaged or at-risk skin.

Executive management

Lars Rasmussen, President, CEO
Lene Skole, Executive Vice President, CFO

IN THE FINANCIAL YEAR 2008/2009 TOTAL SALES WERE DKK 8.8 BN.


6,746 DKKm
76%
1,380 DKKm
16%
694 DKKm
8%
Europe
Americas
Rest of world

Sales per region 2008/09


3,699 DKKm
42%
1,500 DKKm
17%
3,621 DKKm
41%
Ostomy Care
Urology & Continence Care
Wound & Skin Care

Sales per business area 2008/09

Corporate governance

Coloplast A/S is a Danish listed company. The shareholders have the ultimate authority through their power to make resolutions at general meetings. The management structure includes a Board of directors and an Executive management.

The Board of directors consists of seven members elected at the general meeting and three members elected by the employees. Five of the seven members elected at the general meeting are independent of Coloplast as defined by the Danish rules of good corporate governance. No-one is a member of both the Board of directors and Executive management and no board member is a former member of the Executive management. Following the 2009 general meeting, it was decided to establish an Audit committee consisting of three board members.

Openness and transparency

Coloplast has been communicating openly about corporate governance issues since the financial year 2004/05 when the Danish principles of good corporate governance were issued. We provide a wide range of communications, including the Annual report, quarterly reports, replies to investors, shareholders and equity analysts, capital markets days, conference calls, etc.

Coloplast has two share classes – 3.6 million class A shares (ten votes per share) and 41.4 million class B shares (one vote per share). Our class B shares have been listed on the Copenhagen Stock Exchange since 1983, while the class A shares remain non-negotiable instruments. Any change of ownership for class A shares requires the consent of the Board of directors. More details about the distribution of shareholders between the two classes can be found in the Annual report.

Remuneration

The current guidelines for remuneration of board members and Executive management members were adopted at the Annual general meeting in December 2009.

Members of the board receive a fixed annual fee. The chairman and deputy chairman of the Board of directors receive a supplement to this fee, but no members receive incentive pay. Both the fixed fee and the supplements are approved by the shareholders and disclosed in the Annual report.

The Executive management receives fixed and variable remuneration. The variable remuneration consists of an annual bonus subject to meeting certain benchmarks. The bonus proportion may vary among the members of the Executive management, but is subject to a maximum of around 40% of the annual net salary. Another element of the variable pay to the Executive management is made up of options corresponding to four months' net pay to ensure that the incentive of the Executive management correlates with the creation of shareholder value. Both the fixed and the variable remuneration of the Executive management, including options, is disclosed in the Annual report (note 6).

Our website www.coloplast.com includes more information about corporate governance.

Corporate responsibility at Coloplast

Corporate responsibility is the realisation of the Coloplast value 'respect and responsibility'. This report documents how we interpret the value in practice and what we aim to achieve in the future.

At Coloplast, we've defined six groups of stakeholders that are directly affected by our business.

End-users
Our most important stakeholders are the people who use our products. Our end-users depend on safe and comfortable products. By vigilant quality control and by carrying out risk assessments on all new Coloplast products, we do our very best to meet our end-users' needs.

Healthcare professionals
Doctors and nurses introduce the end-users to our products and services. They also teach them to use our products correctly. We make a conscious effort to listen to all ideas they may have and to respond with even better products and any educational materials they need.

Our employees
The employees of Coloplast make it all possible. We're responsible for ensuring their safety, health and well-being, and we need to make Coloplast an attractive workplace.

Business partners
The environmental, social and business ethical responsibility we take also extends to our business partners, including suppliers and distributors. We help those willing to improve or find new partners who will.

Environment
As an industrial enterprise, our production affects the environment through our use of natural resources as well as the waste and emissions we generate. We continue to search for more sustainable ways to conduct our business, for example by adopting even more efficient production processes, using 'greener' materials or travelling less.

Society
Finally, we have a responsibility to use our knowledge and competences in a way that benefits society at large. Our Access to Healthcare donation programme is specifically aimed at improving conditions for people with intimate healthcare needs in the developing world.

The following chapters describe our approach and performance in meeting the expectations of these six stakeholder groups.



End-users
Health-care profes-sionals
Employees
Business partners
Environ-ment
Society

Our standards

Coloplast employs about 7,000 people worldwide, with production facilities in Denmark, Hungary, China, the US and France. To act as one company in this international environment, we need clear standards. Since legal requirements and work cultures are different from country to country, we've developed standards and policies for how we want to do business.

UN Global Compact

Coloplast has been an active signatory to the UN Global Compact since 2002. The Global Compact's ten principles covering basic human rights, labour rights, environmental and anti-corruption policies represent a minimum standard for corporate responsibility. Since 2007 we've also been a signatory to Caring for Climate, another Global Compact initiative.

Code of Conduct

Our business ethical guidelines are described in our Code of Conduct. The Code guides our interaction with healthcare professionals and covers issues such as gifts, donations and corruption. The Code is handed out to new employees, and key personnel have to take an online course. This way, we make sure that the message of our core values is communicated across the organisation.

Certifications

Coloplast is certified according to a number of international standards that require us to monitor our performance and continuously improve. The standards cover production and distribution sites but not sales subsidiaries.

ISO 9001 and ISO 13485 are international standards for quality management systems. ISO 9001 addresses general quality management while ISO 13485 is specifically for the medical devices industry.

ISO 14001 is an international standard for environmental management systems. The standard requires us to assess the environmental impact of a product and our production and to monitor environmental performance.

OHSAS 18101 is an international standard for occupational health and safety management systems, which contains guidelines for ensuring the employees' well-being and safety.

Suitainable investment indexes

Coloplast is included in a number of indexes for suitainable investments, including the Dow Jones Sustainability Index and FTSE4Good.

Area	Certification	Production facilities and HQ (Total: 12)	Distribution facilities (Total: 3)	Coverage
Quality management	ISO 9001 and ISO 13485	12	3	100% of sites
Environment	ISO 14001	9	Not relevant	75% of production sites
Occupational health and safety	OHSAS 18001	8	1	About 88% of employees[1]

Not including employees in subsidiaries and sales offices


Dow Jones
Sustainability Indexes
Member 2009/10


FTSE4Good

End-users

Products you can trust

We want to make smart, simple and comfortable products that put end-users in control of their lives. This is only possible if end-users can trust that our products are safe and of high quality.

In 2007, Coloplast launched a new version of the product Peristeen® Anal Irrigation (PAI). However, during the year we received complaints about the performance of the water bag and the control unit.

We quickly found the cause of the problem, which meant improving the water bag, lid and control unit.

In May 2008, we made the improvements to the water bag, and in April 2009 all the changes had been implemented. Immediately after the first improvements were in place, the number of complaints started to decrease.

The process of improving PAI is a good example of how we work with the quality and safety of our products. Users of our ostomy bags must feel confident that the bags will not leak and that they are comfortable and discreet to use. Likewise, if you use a catheter, you want a smart, discreet product that is safe to insert. This is where our biggest responsibility lies. With the trust of our end-users.

Assuring quality and safety

From the moment we hatch a new product idea, we think in quality and safety. When developing a new product, we evaluate designs, materials and risks in order to make the best and safest choice. Throughout the design process, we keep re-evaluating to make sure that we end up with a well-functioning and safe product.

Once a product has been launched, we continue to monitor quality and safety for as long as the product is in production. At the same time, we allow for easy customer feedback. Any quality or safety issue brought to our attention is taken into careful consideration. And appropriate changes will be made to correct the problem in the future.
Our approach is based on the international quality standard ISO 13485, which is mandatory for medical device producers. In addition, we've implemented the voluntary quality standard ISO 9001. This means that we have to survey customer satisfaction and make improvements accordingly.

With regard to intimate healthcare products, we need to be particularly aware of three risks:

- Materials that could be harmful: We thoroughly evaluate all materials to avoid or minimise substances that potentially could be harmful to humans.
- Products with physical defects: This poses a risk to our end-users, especially when the product is inserted into the body, such as a catheter. Defects are minimised by a thorough design process, by controlling the production process carefully and by continuous evaluation of the actual products.
- Contamination of sterile products: Products such as catheters and wound dressings need to be sterile to avoid infections of the body. To minimise the risk of contamination, we manufacture in clean rooms followed by a sterilisation process.

In the financial year 2008/09, our quality management system was scrutinised over a total of 59 days by inspection authorities or their representatives, which is the amount of time that would be expected, given the size of our company. The results of the site visits were found to be satisfactory.



Alternatives to phthalates

Phthalates are chemicals which, when added, make plastics more flexible and durable. In the medical device business, phthalates are used to soften PVC products such as catheters and urine bags. In recent years, animal studies have shown that certain phthalates may have a damaging effect on the human reproductive system. From March 2010, medical devices in the EU must therefore carry a label if they contain classified phthalates.

Coloplast is concerned about the harm that certain phthalates may cause. Since 2008 all our new products have been produced without phthalates. Our goal is to have phthalates-free alternatives to all existing products containing classified phthalates by the end of 2010.

Our flagship continence product, the SpeediCath® catheter, is free of phthalates. As one of a selected few companies we also offer phthalate and PVC-free urine bags (Moveen® and Simpla® Plus). Developing phthalate-free alternatives with as good a functionality as the original products is not an easy process. So far, we offer phthalate-free alternatives for 60% of our phthalate-containing products. We continue our search for alternatives for the remaining 40%.

At Coloplast, we value the principle of transparency. A complete list of our products, with and without classified phthalates, can be found on www.coloplast.com.

Animal testing

Coloplast aims to use as few animals as possible for testing. For certain markets, however, it's required by law that products are tested on animals to document their safety.

In 2009, we conducted tests on 869 animals. Of these, 800 (92%) were rodents and the remaining 69 (8%) were rabbits. Despite the steep increase in the number of animals used, it's still a relatively low figure given the size of our production. The underlying increase is primarily due to more products being submitted for FDA approval in the US (corresponding to 70% of animals used). We would in other words not be able to market products on the American market unless we conducted these tests.

By increasing the use of chemical characterisation, we try to reduce the number of tests on animals. This technique allows us to use the results of earlier animal tests for the documentation of new products with similar chemical characteristics and in this way avoid animal testing.

PHTHALATE-FREE ALTERNATIVES


%
80
70
60
50
40
30
20
10
0
2006/07
2007/08
2008/09
Phthalate-free alternatives for products containing phthalates

ANIMAL TESTING


Number of animals
1000
900
800
700
600
500
400
300
200
100
0
2007
2008
2009
Rodents
Other
of which FDA req.

'Other' include rabbits, dogs and pigs. Data refers to calendar years.





Healthcare professionals

A strong ethical profile

At Coloplast, we involve healthcare professionals closely in both product development and adjustment. For example, Coloplast annually invites more than 500 nurses worldwide to sit on the advisory boards for ostomy and continence. The boards have been established in 22 countries.

At the advisory board meetings, nurses give us feedback on the performance of our products as well as services and educational materials. This helps us to make even better products and teaches us how healthcare professionals use them in practice. We may even get ideas for new products.

Code of Conduct on interaction with healthcare professionals

However, it's important for us not to compromise the healthcare professionals' independence. Coloplast's Code of Conduct is a set of ethical rules for interacting with healthcare professionals, which ensures that any support to education, remuneration, donation or gift-giving is done in an appropriate manner. It also clearly outlaws corruption and bribery.

Setting up rules, however, is just a first step. It's equally important to help raise awareness about the rules and make sure that people actually follow them. At Coloplast, most sales people and senior staff are required to take an e-learning course on the Code of Conduct, and some key groups receive face-to-face training. With the e-learning course we're able to reach relevant employees regardless of geographical location and to make sure that our policy on corruption and bribery is properly understood.

So far, approximately 550 Coloplast employees have concluded the online course since it was launched in November 2009. This corresponds to approximately 13% of all white-collar workers. For all employees in regular contact with healthcare professionals the course is mandatory. This includes much of our marketing organisation, finance, clinical development and sales.

Responsible lobbying

At Coloplast we try to influence certain public policies and decisions. Most prominently, we're concerned about the potential hazard posed by classified phthalates and actively support a ban on the use of these phthalates in medical devices.

The representatives that promote our interests and positions in the EU are registered with the European Commission. From 2009, this information has been available on the website of the European Commission's Register of Interest Representatives. We are currently in the process of registration with the European Parliament, as well.

Employees

A safe place to work

Coloplast is a safe and rewarding place to work. We must also act in a responsible manner when we make difficult decisions that affect employees, such as layoffs.

Wherever in the world you're employed, our aim is that all sites follow the same strict occupational health and safety standards.

We use the international standard OHSAS 18001 for occupational health and safety. In practice, this means we have clear rules and minimum requirements for improving our working conditions.

Today eight out of twelve production sites and one out of three distribution centres have been OSHAS 18001 certified, covering 88% of the relevant employees.

Reducing injuries

As a production company, we must be particularly vigilant about injuries at the workplace. At Coloplast, we've been recording occupational injuries as the frequency of so-called Lost Time Injuries (LTI) for more than 10 years. LTI frequency is measured as the number of injuries with more than eight hours of absence recorded per 1 million working hours. Our goal for 2012 is to reach an LTI frequency rate of maximum 6 for Coloplast in general and an LTI frequency of maximum 10 for production / blue-collar workers. We also set annual targets as illustrated in the graph below.

The total LTI frequency rate has decreased by as much as 40% in the last three years and we're already approaching our 2012 targets. The LTI frequency rate for production has decreased even more dramatically. As we have been registering and analysing all "near-miss accidents", we expect this positive development to continue. This data will help us improve workplaces and adjust activities to prevent injuries in the future.

OCCUPATIONAL INJURIES



LTI frequency
16
14
12
10
8
6
4
2
0
2006/07
2007/08
2008/09
Total (actual)
Total (target)
Production (actual)
Production (target)

LTI frequency rates do not include sales office and subsidiaries.

Minimising repetitive work

To avoid injuries from repetitive work, we focus on a workplace layout that is ergonomically correct. At the same time we apply a system of rotation between workplaces. Rotation means that our employees avoid uniform and repetitive motions.

There is no universal method for measuring the degree of repetitive work, so we have developed our own. We divide workplaces into four categories depending on the degree of repetitive work. One category covers workplaces with no or low degree of repetitive work, while the other three categories are defined by an accumulating number of strenuous movements and positions.

Since we started using this method to register repetitive work in 2007 to the latest quarter with data, workplaces with repetitive work defined as "very high" (dark orange) has decreased from 7% to 1.5% and workplaces defined as "high" (orange) from 20% to 12%. Most workplaces have medium, low or no strenuous movements during repetitive work.

The monitoring programme for 2010 will include data from our production sites in China and Nyirbator, Hungary, after they were OSHAS 18001 certified in 2009. The remaining production sites will be included in the repetitive work monitoring and reporting programme once they are OSHAS 18001 certified.

We aim to have no workplaces with very high repetitive work and as few workplaces with repetitive work as possible.

REPETITIVE WORK



% of workplaces
100
90
80
70
60
50
40
30
20
10
0
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
2007/08
2008/09
No / low
Medium
High
Very high

Workplaces with repetitive work in Coloplast production in Denmark and Tatabanya, Hungary

Transferring production

In 2009, Coloplast moved additional parts of the production and support functions from Denmark to China, Hungary and Poland. As part of this process, we had to say goodbye to more than 700 employees in Denmark, Germany, France and other countries. Moving production to China and Hungary will make our production costs more competitive.

All employees who were laid off in Denmark were given additional severance pay compared with the local legal requirements, and all were free to leave the workplace within two weeks. We also offered outplacement assistance in finding new employment.

Satisfied employees

Since 2007/08, we've measured employee satisfaction annually for both white and blue-collar workers. We measure engagement, values and well-being. Each of the three indexes is measured on a 0-100 scale, 100 being best. Our goal is to reach at least 70 for each index.

As illustrated above, we've reached our goal of 70 for both the engagement and the value indexes, and we're very close with regard to the well-being index. In particular, it's positive to note that employee satisfaction remains high despite a challenging year with structural changes and layoffs.

Our goal is to offer Personal Development Plans (PDP) – an annual review of employee performance, wishes and well-being – to all employees based on annual or bi-annual meetings with the immediate manager. Currently, we offer 35% of global employees a PDP – an increase from 32% last year.

EMPLOYEE SATISFACTION


Index
100
90
80
70
60
50
40
30
20
10
0
Engagement index
Value index
Well-being index
2007/08
2008/09
Goal

Business partners

Helping them meet our standards

We must be a responsible customer. That means engaging in strategic partnerships with our suppliers to ensure high standards.

A typical Coloplast product contains numerous raw materials supplied by one or more business partners.

We obviously need to be confident that our suppliers live up to our high quality standards. In our view, however, our commitment doesn't stop there. We're also concerned about the social, environmental and business ethical standards of our suppliers. We call it the supply chain responsibility programme.

As a first step our suppliers need to know our standards. To this end, we've developed a number of brochures describing what we expect from them and how we check compliance. The standards cover human rights, labour rights, environmental issues, occupational health and safety and business ethics. We're particularly vigilant about the use of protective gear, proper ventilation, safe storing of chemicals, wage levels, working hours and employment documentation. We're also on the lookout for pollution of local environments or hazardous emissions.

Each year, we select suppliers for site visits or social audits where we review their standards. We then agree on improvements that could be necessary and draft an action plan for the changes that have to be undertaken before our next visit.

Our first choice is always to engage in dialogue with a given supplier to help them improve. Typically, the response is positive, and the suppliers start improving to meet our standards. However, in a few cases we may have to terminate the cooperation.

The supply chain responsibility programme benefits our business. Suppliers with good social, environmental and business ethical standards often also have excellent quality control and are highly reliable. In this way, the programme also helps minimise delays in delivery and other risks.

Does it help?

The results are encouraging. We see a gradual improvement of standards and no highly problematic suppliers. Equally important, there is generally a will to improve.

In 2007/08, we adjusted six suppliers to a lower risk category because of improvements in their social, environmental and business ethical standards. The year before we adjusted two suppliers to a lower risk category and this year one so far. This represents a considerable proportion of the suppliers who were assessed to be in need of significant improvements. We have had to stop cooperating with a total of four suppliers due to environmental, social or ethical issues.

How does it work?

Every year, we evaluate our suppliers of raw materials according to a preliminary risk assessment based on three risk categories – low, medium and high risk. They are also asked to conduct a self-assessment. In 2008/09 we covered 98% of raw material suppliers, up from 92% the year before. Depending on the risk level, we then conduct a site visit or a thorough social audit.

The findings may result in a revision of the risk profile, planning of a new site visit or a social audit. Our first step is always to try to make the supplier improve conditions. However, if a supplier will not cooperate or improve, or if we find major problems, we reserve the right to terminate the cooperation.

Working with responsibility in our supply chain is part of our quality management system, and each year we are audited by an external company on our compliance to this process.



Environment

Doing our part

Our efforts to make Coloplast a leaner and more competitive company are not only helpful for our business. They have also renewed our awareness of environmental standards and resulted in less CO_2 and less waste.

Some of the most important ingredients in the plastics industry are oil and chemicals – ingredients that can have a negative impact on the environment. Coloplast wants to be an environmentally friendly company.

In practice, this means that we must raise our standards above the ones set by law. It means that we must use fewer resources, produce less waste and emit fewer greenhouse gasses per unit produced.

Coloplast focuses on a wide range of environmental issues, but currently three topics are in focus: Improving energy efficiency to help mitigate climate changes, phasing out the use of PVC and reducing waste.

Our environmental management system is based on the internationally acknowledged ISO 14001 environmental certification scheme. We certify all production facilities as well as all corporate marketing and development functions under ISO 14001. Today, nine out of twelve production sites have obtained the ISO 14001 certificate, including our three largest sites, and the remaining are in the process of certification.

In practice, ISO 14001 means that we must scrutinise all activities with an environmental impact. In turn, this knowledge helps us minimise the consumption of energy and raw materials as well as improving recycling and reducing waste.

Improving energy efficiency

Coloplast is not particularly energy intensive, and by law we're not required to reduce our emissions. We believe, however, that combating climate change and minimising the emission of greenhouse gasses is a collective responsibility.

As an intermediate target, we aim to keep growth in CO_2 emissions at a lower level than our production growth – i.e. to emit less CO_2 per unit produced. Once our greenhouse gas emissions are fully calculated, we'll redefine our climate policy and set up the final targets. In our current greenhouse gas accounting we comply with the Greenhouse Gas Protocol, and we disclose our data to the Carbon Disclosure Project.

In 2008/09, we achieved an absolute reduction in CO_2 emissions of 4% from our energy use. However, in the same period our production increased significantly, so the decrease in CO_2 emissions per produced unit was significantly higher, at 21%. Compared with our earnings (EBIT), the fall is even more significant. In other words: Coloplast is using significantly less CO_2 to produce more and generate higher earnings.

The improvement in the recent year was primarily due to the closing down of our factory in Kokkedal, Denmark, but specific activities to improve energy efficiency throughout the organisation also played a part. For example, our new travel policy resulted in a 17% decrease in air travel. Furthermore, we reuse more adhesives and have just implemented a new 'greener' IT server system.

This should, however, be seen in the light of an increase in CO_2 emissions and a lowering of energy efficiency between 2006/07 and 2007/08. The opening and ramping up of two new production facilities in China and Hungary had an immediate negative impact on our energy efficiency. However, after just one year, energy efficiency returned to the average for our sites. Taking our long range of energy efficiency measures into account, we expect that our energy efficiency will continue to improve.

CO_2 EMISSIONS AND PRODUCTION EFFICIENCY


CO₂ emissions (tonnes)
Index
80000
70000
60000
50000
40000
30000
20000
10000
0
160
140
120
100
80
60
40
20
0
2006/07
2007/08
2008/09
Electricity
District heating
Natural gas
VOCs*
Sales org.**
Company cars***
CO₂ per produced unit (index)
CO₂ per EBIT (index)

* Volatile Organic Compounds (VOCs)
** Based on model data covering our sales offices and subsidiaries
*** Based on comsumption data from app. 70% of our company car fleet

Generating less waste

Throwing out raw materials as production waste is both bad business and bad for the environment. Given the production processes involved in making Coloplast products, it's impossible to avoid scrapping plastic foils completely. However, we aim at designing products where surplus scrap is generated in clean fractions that can be reused in our production or recycled. Specifically, we conduct life cycle screenings when developing new products for the purpose of using fewer and more environmentally friendly raw materials. Each year, we set up targets for waste reduction on all our ISO 14001-certified sites, and local management is held accountable to their performance against these targets.

In 2008/09, we saw a reduction of around 5% in the total amount of waste produced. This was largely a result of increasing efficiency in production and a consistent effort to reduce waste generated. Measured as waste generated per units produced, the reduction in waste becomes even stronger, representing a 29% relative reduction in waste generation.

There was an increase in waste generated between 2006/07 and 2007/08. Again, this increase was due to the opening of new production facilities in China and Hungary, which needed some time to gain the same efficiency as existing facilities. In the coming years, we expect to reduce the generation of waste per produced unit even further. The total amount of waste generated is likely to be stable, given the expected rise in production.

During the last three years, the amount of recycled waste has been steady at around 16%. From 2007/08 to 2008/09, more waste has gone to landfills and less for incineration. This is largely due to the fact that production has moved to Hungary and China, where incineration facilities are not as developed. However, we have found new waste managers in these two countries in order to gradually increase the share of waste sent for incineration and expect to see a positive development in this regard next year.

Avoiding problematic plastic

The main categories of raw materials used for the production of Coloplast products include aluminium, chemicals, non-chlorinated plastics, paper and cardboard and PVD/PVdC. Of these, only PVC/PVdC waste gives rise to environmental concerns. Incineration of PVC/PVdC generates toxic by-products when not handled correctly. Therefore, Coloplast works to use less PVC/PVdC and to incinerate less in areas where no special PVC incineration facilities exist.

Avoiding PVC/PVdC is not an easy task due to the very special physical characteristics of the material. We are approaching the task by minimising the waste stream and by developing new products without PVC/PVdC plastics.

WASTE GENERATION



Waste (ton)
Index
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
180
160
140
120
100
80
60
40
20
0
2006/07
2007/08
2008/09
Recycling
Incineration
Landfill
Oil/chemicals
Waste index (g waste / produced vol.)
Recycling coverage (%)

Increasing access to healthcare

In 2007, Coloplast launched 'Access to Healthcare' – a DKK 50 million donation programme sponsoring intimate healthcare projects in developing countries. The programme supports projects within ostomy, continence and wound and skin care.

Access to Healthcare projects focuses on developing countries with a basic healthcare system in place. In very poor countries with no or almost no health-care system, our areas of knowledge are simply not the most needed. The projects aim at improving the quality of life for as many end-users as possible. That means focusing on basic care for the average end-user and improving knowledge among local healthcare professionals.

Many of the current projects aim at developing the capacity to treat patients with intimate healthcare needs, for example by supporting training of stoma or continence nurses. Other projects help increase end-users' awareness and understanding of their condition and treatment. Finally, we support projects advocating for improvements in the daily care and treatment of those in need of intimate health care.

The programme also benefits Coloplast. For example, we gain insights into the lives and needs of end-users in developing countries. In this way, we can come closer to the lives of end-users, also in countries where health care systems are not yet fully developed.

So far, we've approved eight projects with a total budget of DKK 5.4 million in India, Mexico and China. Most of the projects were launched in the second half of 2009. Other projects will be launched in 2010.

Mexico: Training of stoma nurses

As part of a three year project, 12 nurses will obtain a Master's degree in stoma care nursing. In turn, the nurses will train up to 3,000 nurses, doctors, ostomates and friends in communities around the country.

In Mexico, the general knowledge among health-care professionals is limited when it comes to the special needs of stoma patients. Healthcare professionals often face difficult situations, for example when communicating with friends and families of end-users and caring for their special needs.

The purpose of this project is to train stoma care nurses and enable them to pass on their knowledge to colleagues, people with a stoma and their friends and families. This knowledge sharing, accomplished through training of trainers, will secure the sustainability of the project.

The project is co-sponsored by the Universidad Americana, where the nurses receive their training. The first two years, the nurses will obtain their degrees while, the third year will be devoted to workshops.

China: Stoma clubs

In this project, stoma clubs will be set up in three Chinese regions: Guangzhou, Beijing and Nanjing.

In China there is no standardised care or treatment for people with a stoma. In the stoma clubs, they will be able to meet, share experience and learn from each other's experience. During the project we expect to train some 500 people with a stoma. The two-year project is organised in cooperation with the International Ostomy Association (IOA).


京

Data summary table

Certifications[1]	Unit	2006/07	2007/08	2008/09
ISO 9001 / ISO 13485[2]	Number	13	14	15
ISO 14001[3]	Number	7	7	9
OHSAS 18001[4]	Number	6	6	9

1) Coloplast has twelve production sites (Thisted, Mørdrup, Espergærde, Kvistgaard, Humlebæk, Tatabanya, Nyirbator, Zhuhai, Mankato, Vadnais Heights, West River Road, Sarlat) and three distribution sites (Hamburg, Marietta, Lisses). For 06/07, the number of production sites was eleven. 2) Our goal (which we have reached) is that all ten production sites and all three distribution sites are ISO 9001 and ISO 13845 certified. 3) Our goal is that all ten production sites are ISO 14001 certified. None of the distribution sites will be certified due to low environmental impact. 4) Our goal is that all ten production sites and all three distribution sites will be OHSAS 18001 certified.

Product quality and safety	Unit	2006/07	2007/08	2008/09
Site visits[1]	Days	56	60	59
Non-phthalate products[2]	%	51	55	60
Animal testing[3]	Number	243	337	869
... of which rodents	Number	219	280	800
... of which other animals	Number	24	57	69
... of which FDA requirements	Number	32	283	601

1) Total duration in days of quality or environment, health and safety visits by the authorities worldwide for all Coloplast locations. 2) Alternatives available to Coloplast products containing phthalates. 3) Number of animals used for testing. Rodents are mice, rats and guinea pigs. Other animals are rabbits, pigs, dogs and sheep. Covers all Coloplast operations. Figures correspond to calendar year, i.e. 2007, 2008 and 2009. FDA requirements mean that the product requires animal testing according to FDA rules for marketing on the US market.

Anti-corruption	Unit	2006/07	2007/08	2008/09
White-collar employees trained in anti-corruption[1]	%	-	-	13

1) Measured as number of unique visitors to the online course site, staying for a sufficient period of time. Covers all Coloplast locations.

Occupational health and safety	Unit	2006/07	2007/08	2008/09
Injuries and accidents, all employees[1]	LTI[2] frequency	11.20	9.70	6.50
Injuries and accidents, production workers[3]	LTI frequency	15.60	12.90	9.43
Repetitive work[4]				
... No / low	%	-	40	48
... Medium	%	-	28	32
... High	%	-	24	16
... Very high	%	-	8	4
Employee Satisfaction Survey				
... Engagement index	Index	-	77	75
... Value index	Index	-	65	72
... Well-being index	Index	-	65	68
Personal Development Plans[5]	%	-	32	35

1) Measured as the number of injuries resulting in absence from work of more than eight hours per one million working hours. Covers all employees in Coloplast locations but not including sales offices and subsidiaries. 2) Lost time injuries (LTI). 3) As above, but covers only production (blue collar) workers. 4) Percentage of workplaces in Denmark and Tatabanya, Hungary according to the degree of repetitive work. All figures are annual averages based on quarterly figures. No/low - no or low degree of repetitive work, Medium - repetitive work with 0-2 aggregating factors, High - repetitive work with 3-4 aggregating factors, Very high – repetitive work with more than 5 aggregating factors. 5) Percentage of employees with documented personal development plans. Covers all Coloplast locations.

Environment	Unit	2006/07	2007/08	2008/09
Emissions of greenhouse gasses (direct and indirect)[1]	Tonnes CO_2	54,330	79,223	76,594
... of which company cars[2]	Tonnes CO_2	8,000	9,700	9,700
... of which sales organisation[3]	Tonnes CO_2	2,839	2,839	2,839
... of which VOCs[4]	Tonnes CO_2	87	125	256
... of which natural gas	Tonnes CO_2	7,000	18,174	19,178
... of which district heating	Tonnes CO_2	1,000	1,075	181
... of which electricity	Tonnes CO_2	35,404	47,310	44,441
... per number of produced units[5]	Index	100	138	109
... per EBIT[6]	Index	100	116	79
Emissions of greenhouse gases (other relevant indirect)[7]				
... of which transportation[8]	Tonnes CO_2	-	-	11,370
... of which travel[9]	Tonnes CO_2	-	-	14,095
Waste[10]	Tonnes	7,398	8,362	8,028
... of which oil / chemicals[11]	Tonnes	335	354	378
... of which landfill	Tonnes	2,098	2,681	3,795
... of which incineration	Tonnes	3,995	3,995	2,607
... of which recycling	Tonnes	971	1,332	1,248
... per units produced	Index	100	113	80
... recycling coverage[12]	%	13.2	15.9	15.6
Direct energy[13]	mWh/ GJ	-	92,524/ 333,086	104,025/ 374,490
... of which natural gas	mWh/ GJ	-	92,524/ 333,086	104,025/ 374,490
... of which coal or fuel distilled from crude oil[14]	mWh/ GJ	0	0	0
... of which produced or sold	mWh/ GJ	0	0	0
Indirect energy	mWh/ GJ	-	89,252/ 321,307	77,313/ 278,326
... of which electricity	mWh/ GJ	-	85,813/ 308,926	76,410/ 275,076
... of which heating and cooling	mWh/ GJ	-	3,439/ 12,380	903/ 3,251
... of which stream	mWh/ GJ	-	0	0
Water use[15]	m^3	109,000	168,000	222,427
... of which municipal water[16]	%	100%	100%	100%
Water sources significantly affected[17]	Number	0	0	0
Spills (significant / insignificant)[18]	Number	0 / 0	0 / 1	0 / 0

1) GHG protocol Scope 1 and Scope 2. 2) Based on consumption data from 70% of our fleet. 3) Based on model data from the The Danish Energy Management Scheme. 4) Volatile Organic Compounds (VOCs) reported as CO_2 equivalents. 5/6) g CO_2 emitted per EBIT and per produced unit converted to index values (2006/07=100). Index values are based on emissions from natural gas, district heating and electricity alone. 7) GHG protocol Scope 3 data. Only transport and travel activities are reported. 8) Covering more than 90% of our transports of goods by road, land and sea – not including parcel delivery to end customers. Air transport includes Global Warming Potential from all exhaust gases. 9) Air travel only. Includes Global Warming Potential from all exhaust gases. 10) Based on weighted amounts from the organisation. 11) Sent to special waste treatment plants. Includes all hazardous substances. 12) Recycling coverage of total waste generation. 13/14) Not including company car fleet. 15/16/17) All water use is delivered and treated by local municipalities. 18) One HYPOL (Hydrophilic Polyurethane Prepolymers) spill contained within the facility.

Supply chain responsibility	Unit	2006/07	2007/08	2008/09
Suppliers screened[1]	%	-	92	98
Suppliers adjusted downwards in risk profile after impovements[2]	Number	2	6	1
Contracts terminated[3]	Number	3	1	0

1) Percentage of raw materials suppliers fully covered by the Supply Chain Responsibility procedure. Covers the entire Coloplast organisation. 2) Number of supplier whose risk profile has been downgraded by the internal decision-making body from high to medium or medium to low following improvements in their social, environmental or business ethical standards as a consequence of Coloplast's involvement. 3) Number of contracts terminated following concerns about the supplier's social, environmental or business ethical standards.

Society	Unit	2006/07	2007/08	2008/09
Project funds approved[1]	DKK	0	160,000	5,258,000
Project funds paid[2]	DKK	0	149,000	160,000

1) Total sum of project funds approved by the Access to Healthcare Board. Please note that there is usually a period of at least six months between the approval of a project and the payment of first funds. 2) Total sum of project funds paid to Access to Healthcare project partners. In addition, 223,000 DKK was paid in the first months of 2009/10.


C
GRI REPORT
GRI CHECKED

Global Reporting Initiative (GRI) and Global Compact index

We've chosen to follow the guidelines of the Global Reporting Initiative (GRI) in our corporate responsibility reporting.

GRI is a global, multi-stakeholder initiative which sets common guidelines and indicators for corporate responsibility reporting. The numbers below refer to the relevant GRI indicators applicable. For each, we indicate where to find the information (in this report or in our Annual report 2009) and whether our reporting on the indicator is full or partial. We have been accredited a "C" application level, checked by GRI.

Strategy and analysis	
1.1	Page 3
1.2	Page 3, Annual report pp. 9-11

Organisational profile	
2.1	Front page
2.2	Page 4, Annual report pp. 5-6
2.3	Page 4, Coloplast website
2.4	Back page
2.5	Page 4, Coloplast website
2.6	Page 5, Annual report pp. 12-15
2.7	Page 4, Annual report
2.8	Page 4, 5, Annual report
2.9	Page 3, Annual report
2.10	Back page

Report parameters	
3.1 - 3.3	Page 26
3.4	Back page
3.5 - 3.9	Page 26
3.10	(None, first report)
3.11	(None, first report)
3.12	Page 25 (this table)
3.13	Page 25-26

Governance, Commitments, Engagement	
4.1 - 4.7	Page 5, Annual report pp. 12-15, Coloplast website
4.8	Page 7, back page
4.9 - 4.10	Page 5, Annual report pp. 12-15, Coloplast website
4.11	Page 17-18, Communication on Progress 2009
4.12	Page 7
4.13	Annual report, Coloplast website
4.14 - 4.17	Page 26

Management approach disclosures	
Environmental	Page 17-18
Human rights	Page 13-16
Labour	Page 13-16
Society	Page 20
Product	Page 7-11
Economic	Annual report

Performance indicators. Chapter 10 plus	
PR1	Page 8-11, 22
SO3	Page 12, 22
SO5	Page 12
LA7	Page 13-14, 22
LA12	Page 15, 22
HR2	Page 16, 24
EN3	Page 18, 23
EN4	Page 18, 23
EN5	Page 18, 23
EN8	Page 23
EN9	Page 23
EN16	Page 18, 23
EN17	Page 18, 23
EN18	Page 18, 23
EN22	Page 19, 23
EN23	Page 23
EN26	Page 8, 17-19, 23
EC1	Page 20, 24

Global Compact	
Principle 1	Page 7, 13-16
Principle 2	Page 7, 13-16
Principle 3	Page 7, 13-16
Principle 4	Page 7, 13-16
Principle 5	Page 7, 13-16
Principle 6	Page 7, 13-16
Principle 7	Page 7, 13-18
Principle 8	Page 7, 13-18
Principle 9	Page 7, 13-18
Principle 10	Page 7, 12

About the report

This is Coloplast's first full corporate responsibility report. Since 2004, however, Coloplast has published progress reports as part of the UN's Global Compact initiative and green accounting in Denmark since 1994.

This first report covers the period from 19 November 2008 to 28 February 2010. In the future we will go to press once a year, in early November, at the same time as our Annual report and cover the financial year. The next report is thus due in early November 2010. The most recent communication on corporate responsibility was our Communication on Progress to the UN's Global Compact from 6 November 2009.

Reporting principles

This report is a presentation of our achievements in the field of corporate responsibility, but also of the challenges we face. We present the most important issues – the ones with a positive impact on the Coloplast reputation as well as the more challenging issues. Whenever possible, we use standardised methods of measuring that are easy to compare with the reporting of other companies or between years of reporting.

The aim is to present complex issues in a simple language while including the data needed for specialist use. For example, we explain most issues using graphs but also include the data with methodological information in the data summary sheet.

Materiality

The six overall topics covered by the corporate responsibility report includes all issues material to Coloplast as well as issues requested by our key stakeholders. The stakeholder groups and material topics were selected based on input from an internal group of employees working with corporate responsibility issues, from Coloplast A/S, subsidiaries and with input from our stakeholders. Only topics relevant to Coloplast were included, regardless of whether or not a relevant GRI indicator currently exists for the topic in question.

The report represents a holistic view of corporate responsibility in Coloplast. We have, however, had to postpone the inclusion of a few topics because of lack of data or data uncertainties. We expect to be able to include a larger number of indicators in the next report.

Stakeholder engagement

Coloplast's main stakeholders include: Owners / shareholders, end-users, healthcare professionals, employees, business partners, the environment and society at large. Some of the stakeholder groups are typically represented by civil society, e.g. environmental NGOs, development NGOs or patient organisations.

In terms of corporate responsibility, we engage closely with healthcare professionals, end-users and our business partners. This we do by working with advisory boards (focus group meetings), complaint mechanisms and satisfaction surveys. We also interact closely with patient organisations and conduct community meetings with local NGOs – of which the work we do in Hungary is a good example. Topics often raised by our stakeholders include quality and safety concerns or phthalate-free products.

Scope

Unless otherwise noted, the data and reporting include all of Coloplast, i.e. production sites, distribution centres, administration, sales and representation offices. Third parties such as distributors are not included in the reporting. Suppliers are included only with regard to the specific reporting on business partners.

Data collection

Quality, environmental, health and safety data were collected by Corporate Quality and Environment, typically as part of our ISO or OHSAS certifications. HR data were collected by Corporate HR. Corporate Procurement, Corporate Finance and Corporate Communications have also contributed significantly to the pages of this report. A separate data collection system has been established in order to systemise comments, indicate data responsibility and store documentation for the report. Data refer to financial years unless otherwise noted, e.g. with regard to data on animal testing.

Our mission

Making life easier for people with intimate healthcare needs

Closeness to all customers makes this possible. We listen to better understand needs, and respond by finding new ways to do things better together. We lead the way by bringing the best ideas first and fast to market – medical devices and service solutions that make a real difference to people's lives.

Deeply private and personal medical conditions are our focus. Our passion to make a real difference to people's lives is what drives and unites us. Our culture supports high ambitions and releases the full potential of our own people to achieve them.

We welcome the broader responsibility that comes with leadership – a responsibility to the environment, to society, to our shareholders, and to act with integrity in all we do.

Our vision

Setting the global standard for listening and responding

Our values

Closeness... to better understand
Passion... to make a difference
Respect and responsibility... to guide us

Ostomy Care
Urology & Continence Care
Wound & Skin Care


Coloplast

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare. Our business includes ostomy care, urology and continence care and wound and skin care. We operate globally and employ more than 7,000 people.

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark

www.coloplast.com